Exhibit 4.6
SUPPLY AGREEMENT

between	Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich
Federal Republic of Germany

- hereinafter referred to as “WACKER” -

and	Jing Hai Yang Semiconductor Materials (Doing Hai) Co., Ltd
No.1 Guangming Road. DongHai Development Zone.
Lian Yun Gang. Jiangsu Province 222300
P.R. China

- hereinafter referred to as “BUYER” -
Preamble
BUYER has requirements for polycrystalline Silicon. WACKER is willing to supply BUYER with polycrystalline Silicon.

Now. therefore, in consideration of the foregoing and the mutual premises hereinafter contained. WACKER and BUYER agree as follows:
1.	Product
WACKER agrees to sell and deliver and BUYER agrees to purchase and take the poly-crystalline Silicon manufactured by WACKER as defined per specification set forth in Appendix A (hereinafter referred to as “PRODUCT”).
2.	Quantities
2.1	The BUYER shall make the agreed prepayment according to the payment schedule set forth in Appendix A.
WACKER shall sell and deliver to BUYER and BUYER will purchase and take from WACKER the annual quantities of PRODUCT set forth in Appendix A. Quantities per calendar year are fix, and may not be postponed or otherwise be shifted by BUYER to a later calendar year.
3.	Prices / Payment Terms
3.1	The prices for the PRODUCT are set forth in Appendix A.

3.2	The prices under Section 3.1 above shall be firm until 31.12.2016.

3.3	WACKER shall invoice BUYER with each shipment of PRODUCT. BUYER shall issue an irrevocable Letter of credit at sight one week in advanced before PRODUCT is scheduled to be shipped ex Wacker’s Burghausen plant.
4.	Delivery
4.1	PRODUCT shall be delivered CIF shanghai (Incoterms 2000).
4.2	All deliveries of PRODUCT are subject to WACKER’s General Conditions of Sale set forth in Appendix B and hereby made part of this Agreement, provided, however, that if there is any conflict between the terms of this Agreement and the said Conditions of Sale the terms of this Agreement shall prevail.
4.3	The agreed annual quantities for the years 2012. 2013. 2014, 2015 and 2016 will be shipped in about equal monthly installments.
5.	Quality / Inspection and Testing
5.1	The PRODUCT supplied by WACKER shall conform to the specifications set forth in Appendix A.
5.2	Upon receipt of each shipment of PRODUCT BUYER shall inspect the PRODUCT. Unless BUYER notifies WACKER within 5 (five) days after the arriva of the shipment at BUYER’s premises or warehouse, that it does not conform to the quantity ordered or WACKER’s certificate of quality does not conform to the specifications set forth in Appendix A, said shipment shall be deemed to have been delivered as ordered and WACKER’s certificate of quality shall be deemed to conform to the specifications. in case of hidden defects the respective shipment shall be deemed to have been delivered as ordered and WACKER’s certificate of quality shall be deemed to conform to the specifications unless BUYER notifies WACKER within 10 (ten) days after the discovery of such defect that the PRODUCT does not conform to the quantity ordered or WACKER’s certificate of quality does not conform to the specifications set forth in Appendix A.

6.	Warranty liability
6.1	WACKER warrants solely that the PRODUCT delivered shall conform to the specifications set forth in Appendix A. Except for the warranty provided above. WACKER disclaims any and all other express or implied warranties with respect to the PRODUCT, and any warranty of merchantability or fitness for a particular purpose is expressly disclaimed. In case of defective PRODUCTS BUYER has the right to claim delivery of PRODUCTS free of defects. In case WACKER fails to deliver such PRODUCTS free of defects. BUYER has the right to reduce the purchase price accordingly or to withdraw from the respective purchase contract.
6.2	In case of breach of the Agreement, WACKER’s liability in case of ordinary negligence shall be limited to the value of the defective PRODUCT(s) supplied, i.e. in addition to replacing the PRODUCT or refunding the purchase price, WACKER shall pay damages to BUYER up to the purchase price of the defective PRODUCT. In case of gross negligence on the part of WACKER, WACKER shall pay damages up to double the purchase price of the defective PRODUCT. In case of intent, WACKER stall be fully liable. Moreover. WACKER shall be fully liable for claims in accordance with product liability legislation and other mandatory legal regulations, as well as for claims resulting from injury to a person’s life. body or health.
7.	Confidentiality
7.1	The PARTIES may use all the information disclosed under this Agreement only for the purposes contemplated herein.
7.2	The PARTIES hereto agree to keep secret such information and to take the necessary measures to prevent any disclosure to third parties.
7.3	Each PARTY is responsible for assuring that secrecy is maintained by its employees and agents.

7.4	The secrecy obligation does not apply to information
•	where a PARTY can prove that is was known to it prior to its receipt;
•	which is or has become generally available to the public prior to its receipt;
•	which is or has become generally available to the public without being the result of a breach of this Agreement;
•	which is in accordance with information such PARTY received or got access to from an entitled person without any obligation of secrecy;

•	where the other PARTY approved the disclosure in a particular case in writing. 7.5 The secrecy obligation shall survive the term of this Agreement.
8.	Reservation Of Ownership
8.1	Any PRODUCT that has been sold remains the sole property of WACKER until all outstanding debt arising from the business connection with BUYER has been paid in full. BUYER has power of disposal of the PRODUCT in the ordinary course of business, or he may process the PRODUCT until revocation of the power of disposal by WACKER.

8.2	Reservation of ownership and power of disposal. as laid down in clause 8.1, also applies to the full value of the manufactured PRODUCT produced by processing, mixing and blending or combining the PRODUCT. In each case WACKER qualifies as the manufacturer. Incases where PRODUCT is processed, mixed and blended, or combined with those of a third party, and where the reservation of the latter continues to apply, then WACKER acquires joint ownership in proportion to the invoice value of those processed goods. If security rights of a third party are in fact or in law below that share, the difference will be to the benefit of WACKER.
8.3	If BUYER resells PRODUCT to third parties he hereby assigns the entire resulting payment claim — or in the amount of WACKER’s joint share therein (see para. 8.2) — to WACKER. In the event the parties agree on a current account, the respective balance amounts shall be assigned. However, BUYER shall be entitled to collect such payment claim on behalf of WACKER until WACKER revokes such right or until payments by BUYER are discontinued. BUYER is only authorized to make assignment of these claims — even only for the purpose of collection by way of factoring — with the express written consent of WACKER.
8.4	BUYER shall immediately give notice to WACKER if any third party raises any claim with respect to such goods or claims which are owned by WACKER.
8.5	If the value of the collateral exceeds WACKER’s accounts receivable by more than 20%, then WACKER will release collateral on demand and at WACKER’s discretion.
8.6	WACKER is also entitled to take back PRODUCT on the basis of the reservation of title. even if WACKER has not previously cancelled the contract. If product is taken back by way of the exercise of the reservation of ownership, this shall not constitute cancellation of the contract. For such purpose BUYER shall give WACKER or its authorized representatives access to the premises where the PRODUCTS are stored.
8.7	If the laws of the country in which PRODUCT is located after delivery do not permit WACKER to retain the title to PRODUCT, but allow the retention of other similar rights to PRODUCT. BUYER shall provide WACKER with such other equivalent right. BUYER undertakes to assist WACKER in the fulfillment of any form requirements necessary for such purpose.
9.	Force Majeure
9.1	If either party should be prevented or restricted directly or indirectly by an event of Force Majeure as hereinafter defined from performing all or any of its obligations under this Agreement, the party so affected will be relieved of performance of its obligations here under during the period that such event and its consequences will continue, but only to the extent so prevented, and will not be liable for any delay or failure in the performance or any of its obligations hereunder or loss or damage whether direct, general. special or consequential which the other party may suffer due to or resulting from such delay or failure, provided always that prompt notice is given by the affectec party to the unaffected party by facsimile or telephone or email of the occurrence of the event constituting the Force Majeure, together with details thereof and an estimate of the period of time for which it will continue.
9.2	The term Force Majeure shall include without limitation strike. labour dispute, lock out, fire. explosion, flood, war (accident), act of god or any other cause beyond the reasonable control of the affected party. whether similar or dissimilar to The causes enumerated above.

9.3	If a single event of Force Majeure or a series of the same events of Force Majeure lasts for more than three months, the Buyer will have right to purchase its required volume from other sources that can meet the Buyer’s demand. And such purchased quantity will be deducted from Buyer’s annual quantity obligation to Wacker and Wacker will refund the prepayment related to such quantity that Buyer has to purchase from a third party. And should such Force Majeure lasts for more than 6 months (without interruption), the party not affected by such Force Majeure event may terminate this Agreement with three months prior written notice.
10.	Assignment
This Agreement or any part thereof is not assignable by either party without the prior written consent of the other party.
11.	Entire Agreement
11.1	This Agreement constitutes the whole agreement between the parties as to the subject matter thereof and no agreements, representations or warranties between the parties other than those set out herein are binding on the parties.
11.2	No waiver, alteration. or modification of this Agreement shall be valid unless made in writing and signed by authorized representatives of the parties.
12.	Severability
In the event, any provision of this Agreement shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
13.	Headings
The headings of the articles of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement or to affect the construction hereof.
14.	Duration / Termination
This Agreement will commence on the 01 October 2010 and will endure for a defined period of 6 (six) years and 3 (three) months.
15.	Applicable Law Jurisdiction
This Agreement shall be construed and the legal relations between the parties hereto shall be determined in accordance with the laws of Germany; the application of the 1980 United Nations Convention on Contracts for the international Sale of Goods is expressly excluded.
All disputes arising out of, or in connection with, this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e. V. (DIS) without recourse to the ordinary courts of law. The place of arbitration is Frankfurt. The arbitral tribunal consists of three arbitrators. The language of the arbitral proceedings is English.

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